Exhibit 99.1

PyroGenesis to Present at the Q1 Virtual Investor Summit on March 9th

MONTREAL, Quebec March 2nd, 2022-PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), (the "Company", the “Corporation” or "PyroGenesis") a high-tech Company, that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions to reduce greenhouse gases (GHGs), today announced that Mr. P. Peter Pascali, CEO and Chair of PyroGenesis, will be presenting at the Q1 Virtual Investor Summit being held virtually on March 8-9, 2022.

Event:	Q1 Investor Summit
Date and Time:	Wednesday, March 9th, 2022 @ 2:00 PM EST
Webcast:	https://us06web.zoom.us/webinar/register/WN_u6lg3dyCRrOzDROvYYfZ-g

About The Investor Summit

The Investor Summit (formerly MicroCap Conference) is an exclusive, independent conference dedicated to connecting smallcap and microcap companies with qualified investors. The Q1 Investor Summit will take place virtually, featuring 90+ companies and over 500 investors comprising institutional investors, family offices, and high net worth investors. Sectors Participating: Biotech, Communication Services, Consumer, Energy, Energy/Tech, Financial, Healthcare, Industrials, Materials, Real Estate, Technology, and Tech/Crypt.

For more information, please contact: info@investorsummitgroup.com.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

For further information please contact:

Rodayna Kafal, Vice President Investor Relations and Strategic Business Development

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/